News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
24 April 2012

INTERIM MANAGEMENT STATEMENT

REED ELSEVIER REAFFIRMS 2012 OUTLOOK

Reed Elsevier, the professional information company, has issued a statement relating to the first quarter trading performance and outlook for the full year.

Reed Elsevier

•	Underlying growth rates in Q1 were consistent with the 2011 full year trends.

•	Portfolio development continued during the period, with acquisitions of complementary online subscription services and exhibitions in emerging markets, and divestment of a number of advertising-based businesses and certain print products.

•	Full year outlook: 2012 is on track to be another year of underlying revenue and profit growth as we further strengthen the business through organic investment and portfolio adjustment.

Trading performance and full year outlook by business area:

Elsevier

•	By the end of Q1 completion of subscription renewals was well progressed in both Science & Technology and Health Sciences. The global customer budgetary environment is broadly similar to last year, with variations by both geography and customer. Research article submissions, articles published and usage have continued to show good growth, and sales of databases and tools are growing well.

•	In Health Sciences, good growth in global medical research and clinical decision support was offset by continued weakness in pharma promotion, and increasing pressure on print book sales to individuals, driven by format migration and the weak economic environment.

•	Full year outlook: We expect another year of modest underlying revenue growth at Elsevier, underpinned by research volume growth and growing demand for electronic products and tools.

LexisNexis Risk Solutions

•	The insurance data & analytics business continued to perform strongly in Q1 reflecting solid demand for core underwriting products and growth from new solutions. Business services also performed well, driven by continuing product success in financial services and corporate markets.

•	Screening solutions saw moderate revenue growth in Q1, reflecting earlier timing of the spring ramp up in retail-related hiring. Government revenue declines continued in Q1, with growth at the state and local government level more than offset by federal budget constraints and last year’s wind down of certain federal contracts.

•	Full year outlook: The good underlying growth in insurance and business services is set to continue, while the market outlook for screening remains uncertain and the government environment is mixed.

LexisNexis Legal & Professional

•	Underlying revenue growth remained marginally positive in Q1 in subdued market conditions.

•	In the US good growth in usage, new sales of online research and litigation tools continued, while print products and web based listings declined. In international markets, the on-going format migration was reflected by declining print sales and good growth in online solutions.

•	Full year outlook: The scope for short term underlying revenue growth or margin expansion remains limited given the current market environment.

Reed Exhibitions

•	Reed Exhibitions has started the year well, with good Q1 growth in annual events in North America, Asia and Latin America. European annual events have seen growth, but at somewhat lower levels than last year, particularly in southern Europe. Q1 benefited from the net cycling in of biennial events.

•	In Q1 we completed the buy-out of our Brazilian joint venture and made smaller acquisitions in Brazil, China, and in the alternative energy sector.

•	Full year outlook: The Q1 trends, with good growth in most annual shows, are expected to continue. The positive impact of biennial cycling in 2012 will be particularly apparent in the first half.

Reed Business Information

•	The major data services businesses continued to perform well in Q1, although the US construction sector remains weak. The recent acquisition of Accuity is delivering on expectations. Leading brands remained stable, while other business magazines and services saw continued declines reflecting weak print advertising markets in Europe.

•	Significant progress has been made in increasing the focus of the RBI portfolio on paid content and subscription based online data services. In Q1 we announced the intention to divest RBI’s Australian magazine and marketing services activities, and Variety, the US title serving the entertainment industry. In early April we announced the sale of TotalJobs, the UK’s leading online recruitment advertising business.

•	Full year outlook: The underlying revenue growth rate will be marginally diluted by the sale of TotalJobs. Overall, we expect the good underlying growth in data services to be offset by print advertising declines.

Financial position

•	Reed Elsevier’s financial position remains strong with good cash generation.

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Enquiries

Paul Abrahams (Media) +44 20 7166 5724	Colin Tennant (Investors) +44 20 7166 5751

Notes to Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £11bn/€14bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

Forward-looking statements: This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.  These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated.  The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements.  Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the availability of third party content and data; terrorism, acts of war and pandemics; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.